FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13s – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of February 2004

Acambis plc

(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F).

Forms 20-F [X] Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  [   ]                No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-            ).

Enclosure:

Schedule 10 notification of major interests in shares
Notice of results conference call and webcast
Schedule 10 notification of major interests in shares
Acambis to split NASDAQ-listed ADR
ARILVAX™ BLA update
Gordon Cameron appointed CEO of Acambis
Schedule 10 notification of major interests in shares
Schedule 10 notification of major interests in shares

SIGNATURE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Standard Life Investments

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:

Stanlife Nominees Limited 3,142,072 shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

80,000

8. Percentage of issued class

0.08%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

6 February 2004

11. Date company informed

9 February 2004

12. Total holding following this notification

3,142,072 shares

13. Total percentage holding of issued class following this notification

2.97%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300

16.     Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary

Date of notification

10 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Notice of results conference call and webcast

Cambridge, UK and Cambridge, Massachusetts – 12 February 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its preliminary results for the full year ended 31 December 2003 on Tuesday, 2 March 2004.

The results announcement will be released at 7.00 am GMT. A meeting and conference call for analysts will be held at 9.30 am GMT at The Brewery, Chiswell Street, London EC1. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the conference call will be available until midnight on Tuesday, 16 March 2004 on the following telephone numbers: UK: +44 (0) 20 8288 4459; US: +1 866 484 2564. The pin code for the replay is 554292.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com.

-ends-

Enquiries:
Acambis plc
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300

Financial Dynamics
Mo Noonan
Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development. A licence application has been submitted to the US Food and Drug Administration for a vaccine against yellow fever and clinical trials are being conducted for vaccines against Japanese encephalitis, travellers’ diarrhoea and dengue fever. Acambis recently became the first company to start human clinical trials of a vaccine targeting the West Nile virus, which has spread to 45 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

10 February 2004

11. Date company informed

11 February 2004

12. Total holding following this notification

3,393,666 shares

13. Total percentage holding of issued class following this notification

3.21%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300

16.     Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary

Date of notification

12 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Acambis to split NASDAQ-listed ADR

Cambridge, UK and Cambridge, Massachusetts – 13 February 2004 – Acambis plc (“Acambis” or “the Company”) (LSE: ACM, NASDAQ: ACAM), a leading vaccine company, today announces a change in the ratio of its American Depositary Receipts (“ADRs”), which are traded on NASDAQ.

Since listing on NASDAQ in February 2001, Acambis’ ADR price has risen from approximately $18 to around $60. In order to bring the price in line with other ADRs, the Company will change the ratio from one ADR for 10 ordinary shares to one ADR for two ordinary shares. Acambis ADR holders on record on 20 February 2004 will be issued with four additional ADRs for every ADR held. There is no change to Acambis’ ordinary shares, whose primary listing continues to be on the London Stock Exchange.

Gordon Cameron, Acting Chief Executive Officer of Acambis, commented:

“This is an important step in continuing to ensure accessibility for both institutional and private investors in the US, which reflects our original intention in listing the ADRs on NASDAQ. Acambis itself has a strong US presence, both through its operations in Massachusetts and Florida, and through its products, a number of which are intended for the US market. The ADR provides a mechanism for Acambis to capitalise on that ever-increasing profile.”

-ends-

Enquiries:
Acambis plc
Gordon Cameron, Acting Chief Executive Officer and Chief Financial Officer: Tel: +1 (617) 761 4200
Lyndsay Wright, Director of Communications: Tel: +44 (0) 1223 275 300

Financial Dynamics
David Yates/ Charlie Armitstead: Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development. A licence application has been submitted to the US Food and Drug Administration for a vaccine against yellow fever and clinical trials are being conducted for vaccines against Japanese encephalitis, travellers’ diarrhoea and dengue fever. Acambis recently became the first company to start human clinical trials of a vaccine targeting the West Nile virus, which has spread to 45 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the 2002 fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

ARILVAXTM BLA update

Cambridge, UK and Cambridge, Massachusetts – 19 February 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that, following discussions with the US Food and Drug Administration (“FDA”), it has decided temporarily to withdraw its ARILVAX™ yellow fever vaccine Biologics License Application (“BLA”) from review by the FDA.

Under FDA regulations, a BLA can only be considered for review by the FDA if the facility at which the product is manufactured is scheduled for a Pre-Approval Inspection (PAI) during the 10-month period following BLA submission. The owner and manufacturer of ARILVAXTM, Chiron Vaccines, is bringing forward its plans to upgrade the areas within its Speke plant where the vaccine is manufactured. As a consequence, it is no longer expected that Chiron’s facility will be ready for the PAI during the statutory 10-month BLA review period.

Acambis will be working with both the FDA and Chiron Vaccines to minimise the time to re-submission of the BLA. It is currently envisaged that Chiron Vaccines’ manufacturing facility will be PAI ready in the first half of 2005, at which time Acambis will re-submit the ARILVAX™ BLA.

-ends-

Enquiries:
Acambis plc
Lyndsay Wright, Director of Communications: Tel: +44 (0) 1223 275 300

Financial Dynamics
David Yates/ Charlie Armitstead: Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine, which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing a vaccine targeting the West Nile virus, which has spread to 46 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the 2002 fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Gordon Cameron appointed CEO of Acambis

Cambridge, UK and Cambridge, Massachusetts – 23 February 2004 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces the appointment of Gordon Cameron OBE as Chief Executive Officer of the Company with immediate effect. The appointment follows an extensive international search.

Mr Cameron, 37, joined Acambis in 1996 as Chief Financial Officer after a career in investment banking during which he advised Acambis on its listing on the London Stock Exchange. In March 2001, he was appointed to the additional role of President of the Company’s US division, Acambis Inc., and relocated from Cambridge, UK to Cambridge, Massachusetts, US to manage the rapidly expanding US operations.

During his time there, he has overseen a period of significant growth for the Company and was instrumental in Acambis winning a major contract with the US Government to manufacture more than 200 million doses of Acambis’ investigational smallpox vaccine. He also oversaw a successful programme to reactivate Acambis’ vaccine manufacturing facility in Canton, Massachusetts, and the acquisition of a North American sales and distribution business. He was awarded an OBE in the 2004 Queen’s New Year’s Honours List for services to the British biotechnology industry in the US.

The recruitment process began in September 2003 when the previous CEO, Dr John Brown, announced he was stepping down from the Board at the end of 2003. In January 2004, Mr Cameron assumed the role of Acting Chief Executive Officer while the process continued to recruit Dr Brown’s successor. A search for a suitable individual to fill Mr Cameron’s position as Chief Financial Officer will begin immediately.

Commenting on the appointment, Alan Smith, Chairman of Acambis, said:

“The Board appointed international recruitment consultants to undertake a thorough search for candidates to become the new CEO of Acambis. I and my colleagues on the Board are delighted that Gordon proved to be the best individual for the job.

“As part of the management team that developed Acambis from a small research operation into one of Europe’s leading biotechnology companies, Gordon is ideally placed to build on previous successes by adding his own vision for the continued growth and development of Acambis. In this, he is well equipped with considerable financial experience and the extensive industry knowledge he has developed during more than seven years with Acambis. We are confident Gordon will be an outstanding leader and will take Acambis from strength to strength.”

Gordon Cameron said:

“Acambis has emerged over the past few years as a significant player in the vaccine industry and I am privileged to become its new Chief Executive Officer. I am delighted to be able to lead Acambis into the next stage of its development and look forward to working with the Board and my excellent management team in building Acambis into one of the world’s leading vaccine companies.”

-ends-

Enquiries:
Acambis plc
Gordon Cameron, Chief Executive Officer: Tel +1 (617) 761 4200
Lyndsay Wright, Director of Communications: Tel +44 (0) 1223 275 300

Financial Dynamics
David Yates/ Charlie Armitstead: Tel +44 (0) 20 7831 3113

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing a vaccine against the West Nile virus, which has spread to 46 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the 2002 fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Morgan Stanley Securities Limited

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Amount not disclosed

8. Percentage of issued class

See item 7

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

19 February 2004

11. Date company informed

23 February 2004

12. Total holding following this notification

Unknown

13. Total percentage holding of issued class following this notification

Below notifiable interest level of 3%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300

16.     Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary

Date of notification

24 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Credit Suisse First Boston

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse First Boston Equities Limited 3,557,300 shares
Credit Suisse First Boston International 7,184 shares

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

24 February 2004

11. Date company informed

25 February 2004

12. Total holding following this notification

3,564,484 ordinary shares

13. Total percentage holding of issued class following this notification

3.37%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300

16.     Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary

Date of notification

26 February 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Acambis plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 March 2004	ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications